EXHIBIT 99.1

RADVISION Announces Improved Forecast for 2011 Fourth Quarter

Press Release: RADVISION – Tues, Jan 3, 2012 8:00 AM EST

FAIR LAWN, N.J. & TEL AVIV, Israel--(BUSINESS WIRE)-- RADVISION® (Nasdaq: RVSN - News), a leading technology and end-to-end solution provider for unified visual communications, announced today that based on preliminary results, the Company expects to report revenues for the fourth quarter of 2011 in the range of $21.5 million to $22.0 million. This compares with its previous forecast that fourth quarter revenues would approximate $18 million, reported on October 27.

As a result, the Company has reduced its forecast of the net loss for the fourth quarter to approximately $0.25 to $0.28 per diluted share on a GAAP basis, and $0.18 to $0.21 per diluted share on a non-GAAP basis

The Company’s initial forecast for the fourth quarter of 2011 was for a net loss of approximately $0.37 per diluted share on a GAAP basis, and $0.31 per diluted share on a non-GAAP basis. The non-GAAP amount mainly excludes stock-based compensation expense of $0.7 million in accordance with ASC 718 and amortization of purchased intangible assets of $0.4 million.

The improved fourth quarter outlook mainly reflects record sales of its video endpoints as well as stronger than expected infrastructure sales, which contributed to higher than anticipated revenues in the Company’s Video Business Unit (VBU). Total VBU sales are expected to approximate $18.0 million to $18.5 million versus its forecast of $14.0 million. Its Technology Business Unit (TBU) sales are expected to approximate $3.5 to $4.0 million.

The Company also reported that each region achieved sequential revenue growth in the 2011 fourth quarter, despite continued competitive conditions globally.

Boaz Raviv, Chief Executive Officer, commented: “Our improved forecast for the fourth quarter, driven by record endpoint sales and strong demand for our infrastructure, is a welcome indication that our effort to transform RADVISION into an end-to-end video conferencing provider is taking effect. The sequential improvement in each of our regions in the quarter is especially noteworthy. In the face of a challenging year, we have remained fully focused on leveraging the competitive strength of our award-winning video conferencing technology and on executing our strategy to return to profitability and growth.”

The Company will report final results for the fourth quarter of 2011 on Wednesday, February 8, 2012.

About RADVISION

Founded in 1992, RADVISION (Nasdaq: RVSN - News) is a leading provider of video conferencing and telepresence technologies over IP and wireless networks. RADVISION teams with its channel and service provider partners to offer end-to-end visual communications that help businesses collaborate more efficiently. RADVISION propels the unified communications evolution forward with unique technologies that harness the power of video, voice, and data over any network. Visit www.radvision.com, our blog, and follow us on Facebook, LinkedIn, Twitter, and YouTube.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
Corporate Contact:
RADVISION
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net